Exhibit (d)(5)

OEM SUPPLY AGREEMENT

This Agreement is entered into this 22nd day of July, 2004 (hereinafter, the “Effective Date”) by and between, as one party, Gehl Company (hereinafter, “Gehl”), a corporation organized and existing under the laws of the State of Wisconsin, U.S. and having a place of business at 143 Water Street, West Bend, Wisconsin, U.S. 53095, and, as the other party, Manitou BF S.A. (hereinafter individually, “Manitou France” and collectively with Manitou North America Inc., “Manitou”), a stock corporation organized and existing under the laws of France and having a place of business at ZI 430, rue de l’Aubinière, BP 249, F-44158 Ancenis cedex, France and Manitou North America Inc., a corporation organized and existing under the laws of the State of Texas and having a place of business at 6401 Imperial Drive, Waco, Texas (hereinafter individually, “Manitou N.A.” and collectively with Manitou France, “Manitou”).

W I T N E S S E T H:

WHEREAS, Manitou France is a world-leading company in the field of designing, manufacturing and marketing telescopic handlers for the construction, agricultural and industrial markets, and Manitou N.A. is its subsidiary responsible for the distribution of such products in the U.S. market; and

WHEREAS, Gehl is a leading company in the field of designing, manufacturing and marketing compact equipment, including telescopic handlers, for the construction and agricultural markets; and

WHEREAS, each of the parties wishes to expand the scope of the line of telescopic handlers that it can offer to its customers by purchasing from the other certain telescopic handlers that differ from those currently in its line of telescopic handlers; and

WHEREAS, Manitou France and Gehl have contemporaneously entered into a Manufacturing License, Technical Assistance and Supply Agreement (hereinafter, the “License”) under which Gehl has acquired the right to manufacture in the U.S. two models of telescopic handler families designed by Manitou (hereinafter, the “Licensed Telehandlers”) for sale by Gehl under its own trade names and trademarks; and

WHEREAS, Manitou wishes to purchase Licensed Telehandlers, among other products, from Gehl;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth herein, the parties agree as follows:

I. DEFINITIONS

As used in this Agreement, the term

1.1 “Gehl Products” shall mean Gehl Models RS 5, RS 6 and RS 8 telescopic handlers, and Licensed Telehandlers manufactured by Gehl, as the same may be updated, augmented, modified, improved and/or upgraded from time to time during the term of this Agreement.

1.2 “Manitou Products” shall mean Manitou Models MT 523, MLT 523, MT 526, MT 732 and MT 731 T telescopic handlers, and such other products manufactured by Manitou as may be added to that list by mutual agreement of the parties from time to time, as any of the foregoing may be updated, augmented, modified, improved and/or upgraded from time to time during the term of this Agreement.

1.3 “Parts” shall mean spare, service and replacement parts for the “Products” (as hereinafter defined).

1.4 “Products” shall mean Gehl Products and Manitou Products.

1.5 “Purchaser” shall refer to each party, when acting as the purchaser or prospective purchaser of Products from the other party pursuant to this Agreement.

1.6 “Supplier” shall refer to each party, when acting as the supplier or prospective supplier of Products to the other party pursuant to this Agreement.

1.7 “Territory” shall mean the U.S.

II. SUPPLY RELATIONSHIP

2.1 Purchase Volume. During the term of this Agreement, Supplier will manufacture and sell to Purchaser Products and Parts in such volumes as Purchaser may from time to time order as prescribed below. Except as otherwise provided in this Section 2.1, Purchaser shall not be required to purchase any minimum volume of Products or Parts; provided, however, that the parties acknowledge that it is in their mutual best interests that each party purchase from the other hereunder an annual volume of 100 and 150 Products in 2005 and 2006, respectively. In addition, Manitou hereby agrees in good faith to use its best efforts to purchase from Gehl Manitou’s requirements for Licensed Telehandlers intended for sale in the U.S., commencing upon notice from Gehl that Gehl is prepared to supply Licensed Telehandlers and continuing thereafter throughout the term of this Agreement. Manitou specifically agrees to purchase from Gehl a minimum of fifty (50) Licensed Telehandlers during each year that this Agreement is in effect, provided the transfer price is less than or equal to the imported price, exclusive of the transportation cost. To the extent Manitou fulfills its obligations described in the immediately preceding sentence, it will be deemed to have used its best efforts to purchase from Gehl as contemplated by this Section 2.1.

2.2 Trade Dress and Labeling. Prior to shipment, Supplier shall paint and label all Products and Parts sold to Purchaser in accordance with reasonable specifications therefor provided by Purchaser from time to time, with the understanding that the predominant color for Products and Parts purchased by Manitou shall be red, and that the predominant color for Products and Parts purchased by Gehl shall be yellow. Supplier shall not affix to any Products or Parts any label, trademark or identification other than those provided, specified or approved by Purchaser and those (such as identification of Supplier as the manufacturer) required by applicable federal, state or local laws or regulations (which shall be no more conspicuous than required).

2.3 Use of Trademark(s), Trade Name(s) or Other Product Designations. Neither party is granted any right to use any trademark(s), trade name(s), trade dress or other Product designations, including but not limited to part numbers, proprietary to the other, nor shall either party register, attempt to register or attempt to obtain any interest in any such trademark(s), trade name(s) or other Product designations of the other in any jurisdiction. In providing specifications for trade dress and labeling of Products and Parts that it purchases hereunder, each party shall avoid specifying the use of trademark(s), trade name(s), trade dress or other Product designations that are confusingly similar to the trademark(s), trade name(s), trade dress or other Product designations of the other.

2.4 Resale Restriction. Neither party shall ship Products or Parts that it has purchased hereunder to any destination outside of the Territory, or make any other sale of such Products or Parts in circumstances suggesting that they will ultimately be placed into service outside of the Territory.

2.5 Exclusivity.

(a) During the term of this Agreement, Gehl shall not sell or agree to sell Gehl Products or Parts therefor to anyone, other than Manitou, intending to resell the same in the Territory under any trademark or trade name not owned by Gehl.

(b) During the term of this Agreement, Manitou shall not sell or agree to sell Manitou Products or Parts therefor to anyone, other than Gehl, intending to resell the same in the Territory under any trademark or trade name not owned by Manitou; provided, however, that sales made pursuant to Manitou’s contract with Case New Holland, as in effect on the date of this Agreement, shall not be covered by the foregoing prohibition.

2.6 Non-Solicitation. During the term of this Agreement and for a period of two years thereafter, neither party shall either solicit any then still authorized dealer that is handling products manufactured by the other party on the date of this Agreement to begin handling competing telescopic handlers manufactured by the former party or enter into any agreement under which such dealer would begin to do so; provided, however, that nothing herein shall preclude either party from entering into any such agreement with any authorized dealer that on the date of this Agreement is handling products manufactured by both of the parties.

III. PURCHASING PROCEDURE AND GENERAL COMMERCIAL TERMS

3.1 Forecasts; Firm Orders. On or before the tenth day of each month commencing during the term of this Agreement, each party will provide to the other a written forecast of the volume of Products that it plans to purchase hereunder, by model number, destination and month, for the following twelve months. Each such forecast shall be considered a firm order for only the first two months that it covers, and shall be subject to change only with the consent of the Supplier; the balance of the forecast shall be used by the Supplier for preliminary planning purposes only, and shall be entirely non-binding.

3.2 Shipment. Supplier shall manufacture Products and Parts so as to meet the shipping schedules established in firm orders, and will notify Purchaser as Products and Parts are ready to be shipped (hereinafter, the “Availability Notice”), such notification constituting Supplier’s certification that the Products and Parts identified are 100% complete and properly inspected. However, Supplier will not ship Products or Parts until Purchaser provides written shipping instructions, including the identity of the carrier, after Purchaser has received the Availability Notice for such Products and Parts. Upon each shipment, the Supplier will send a copy of the bill of lading or the delivery tracking number to the Purchaser. Supplier shall not be liable for any damage as a result of any delay due to any cause beyond Supplier’s reasonable control, including but not limited to any act of God, act of Purchaser, embargo or other governmental act, regulation or request, fire, accident, strike, slow-down, war, act of terrorism, riot, delay in transportation, delayed delivery by vendors, and inability to, obtain necessary labor and materials. In the event of any such delay, the date of delivery shall be extended for a period equal to the time lost by reason of the delay.

3.3 Delivery. Each delivery of Products and/or Parts hereunder shall be F.C.A. Supplier’s manufacturing facilities, as such term is defined in Incoterms 2000.

3.4 Issuance of Invoices. The invoice for each order shall be issued on the date of shipment.

3.5 Prices to Purchaser. The initial prices for the Products shall be as set forth in Exhibit A attached hereto.

3.6 Payment Terms. Invoices from Manitou shall be issued and payable in Euros, and shall be paid within sixty (60) days following the end of the month in which such invoices were issued. Invoices from Gehl shall be issued and payable in U.S. Dollars, and shall be paid on or before sixty (60) days after receipt thereof.

3.7 Indemnity. Supplier shall hold harmless and indemnify Purchaser, its successors and assigns, and its direct and indirect customers, against any and all liabilities and reasonable expenses (including but not limited to attorneys’ fees and other costs of defending any action) which they, or any of them, may sustain or incur as a result of any claim of negligence, breach of warranty or strict liability in tort to the extent such claim relates to or results from any Products or Parts sold to Purchaser hereunder.

3.8 Accident/Claim Cooperation. Each party agrees that, upon receiving information concerning an accident or claim involving any of the Products or Parts sold hereunder, it shall promptly provide written notice of such accident or claim to the other party.

The parties shall cooperate in the investigation of, and the effort to resolve, such accidents and claims, including but not limited to the following:

(a) each party shall, on a continuing basis, share with the other all pertinent information known to it, other than information it reasonably considers to be covered by the attorney-client or attorney-work-product privilege(s), including copies of all pertinent documents; and

(b) the parties shall instruct all persons inspecting the affected Products and/or Parts to preserve the condition of them, so that information obtainable therefrom is not compromised or lost.

3.9 Intellectual Property Indemnity. Supplier shall indemnify, defend and hold harmless Purchaser, its directors, officers, agents, insurers and employees from and against all actions, claims, demands and liabilities which arise out of or relate to any actual or alleged infringement of the patent or other proprietary rights of any third party by the Products or Parts, provided that the Purchaser gives the Supplier prompt written notice of any such actions, claims or demands and permits Supplier to defend the same in its own or Purchaser’s name.

3.10 Insurance. Supplier will maintain in full force and effect during the term of this Agreement and for not less than five (5) years thereafter, with one or more insurance companies reasonably satisfactory to Purchaser, comprehensive general liability insurance, including coverage for products liability and personal injury, with respect to all claims and damages arising out of the manufacture, distribution, sale, offering for sale and use of Products and Parts sold by Supplier hereunder, regardless of when such claims are made or when the underlying injuries occur or manifest themselves. Such insurance policy(ies) shall have aggregate policy limits of no less than five million dollars ($5,000,000) per occurrence. Such policy(ies) shall name Purchaser as an additional insured, and shall provide that notice be given to Purchaser at least thirty (30) days prior to any expiration, cancellation or material change in the terms of the policy(ies). Copies of certificates evidencing such insurance shall be delivered by Supplier to Purchaser within 10 days after execution of this Agreement. Supplier’s liability to Purchaser under the terms of this Agreement shall not be limited by the amount or terms of such insurance.

3.11 Limitation of Liability. Except as otherwise provided in Section 3.7 above, Supplier’s liability with respect to the quality of Products and Parts sold hereunder shall be limited to providing the remedies prescribed by Article IV below. SUPPLIER SHALL HAVE NO SUCH LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON BREACH OF WARRANTY, NEGLIGENCE OR OTHER TORT OR ON ANY STRICT LIABILITY THEORY.

3.12 Other Terms of Purchases. All purchases of Products and/or Parts pursuant to this Agreement shall be subject to the terms of this Agreement. The terms of this Agreement shall constitute the entire agreement between the parties as to each and all sales of Products and/or Parts pursuant to this Agreement. No additional or different terms set forth in any of either party’s Purchase Order, Quotation, Invoice, Order Acknowledgement or other forms or correspondence shall be of any force or effect.

IV. WARRANTIES/FIELD CAMPAIGN SUPPORT

4.1 Warranty. Supplier warrants to Purchaser that Purchaser shall receive good title to Products sold to Purchaser hereunder, free of liens, claims and encumbrances, and that such Products shall (a) be free from defects in design, material, workmanship, manufacture and assembly, (b) conform to Supplier’s specifications and bills of materials, (c) comply with all safety and labeling standards and requirements, including but not limited to ANSI B 56.6, falling-object protective standards and roll-over protective standards applicable to Products sold in the U.S. Should any such Products prove to be defective within twelve (12) months from the date of resale to the end user, Supplier shall provide without charge replacement parts or subassemblies, and any technical support and information, necessary for Purchaser or its customer to effect repair, provided that Purchaser submits its warranty claim in accordance with Supplier’s standard procedure and within ninety (90) days of discovery. Except as otherwise provided in Section 4.2 below, the provision of such parts, subassemblies and/or support and information shall be Supplier’s sole responsibility, and Purchaser’s exclusive remedy for breach of Supplier’s warranty. SUPPLIER MAKES NO OTHER WARRANTY AS TO PRODUCTS SOLD HEREUNDER, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE, AND ALL SUCH OTHER WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND WAIVED.

4.2 Field Campaigns. If the nature of a Product failure suggests that a defect is not confined to isolated Product units, the parties will consult with each other in a good faith effort to determine whether a campaign of prophylactic field modification is warranted. Should it be determined by the parties or any governmental agency that such a campaign is required, Supplier agrees to provide the following support, without charge:

(a) a reasonable number of suitable factory or service personnel to accompany Purchaser’s field personnel for inspection, examination and consultation,

(b) reasonable engineering, manufacturing and service resources to correct the cause of the failure,

(c) all required service parts, delivered to the location of the affected Products in the field,

(d) personnel, or reimbursement of Purchaser’s cost of providing labor (which shall be calculated at Purchaser’s contemporaneous prevailing dealer labor rate for a minimum per-call duration of one-half hour), to effect the necessary repairs,

(e) reimbursement of Purchaser’s cost of dealer and other third-party services, including but not limited to welding machine shop charges,

(f) a handling fee equal to ten percent (10%) of the dealer cost of the required service parts, and

(g) reimbursement of any transportation allowance provided by Purchaser to the servicing dealer.

V. PARTS AVAILABILITY

5.1 Generally. Supplier agrees to make all Parts for all Products sold hereunder available to Purchaser on the terms set forth in this Agreement until the earlier of ten (10) years after expiration or termination of this Agreement or seven (7) years after Supplier’s discontinuation of use of such Parts as original equipment in Products sold hereunder.

5.2 New Original Equipment Parts. At least six (6) weeks (or if Supplier is unable to meet the 6-week threshold, such lesser reasonable time as the Supplier is able, using best efforts, to achieve, but not less than 3 weeks) prior to Supplier’s first shipment of Products incorporating any part that is not interchangeable with a Part previously available from Supplier, Supplier shall make such part available for purchase by Purchaser as a spare, service or replacement Part.

VI. TECHNICAL INFORMATION AND TRAINING

6.1 Technical Information. Each party will provide to the other, in electronic form whenever possible, such technical information as the former customarily includes in catalogs, brochures and manuals used in connection with the marketing, sale and delivery of Products. The party receiving such information is authorized to adapt such information to the format that it chooses to use in reselling such Products, but shall be solely responsible for the accuracy and completeness of such adaptations. Whenever such information is affected by changes in Products, the Supplier will prepare and provide to the Purchaser appropriately amended information at least 90 days (or if Supplier is unable to meet the 90-day threshold, such lesser reasonable time as the Supplier is able, using best efforts, to achieve, but not less than 45 days) prior to delivery of the first unit of Products incorporating the changes.

6.2 Training Assistance. Each party will, without charge, assist the other in providing appropriate annual training to the employees of the latter and its dealers in connection with the marketing, sale, maintenance and repair of Products sold hereunder. Such assistance shall be rendered in Waco, Texas with respect to Gehl Products and in Yankton, South Dakota for the Manitou Products.

VII. TERM AND TERMINATION

7.1 Initial Term; Renewal. Unless sooner terminated as provided in Section 7.2 below, this Agreement shall remain in full force and effect for an initial term expiring on the third anniversary of the Effective Date, and thereafter for an indefinite number of successive one-year renewal terms, until either party gives the other not less than two hundred seventy (270) days prior written notice of non-renewal effective at the expiration of the initial or any renewal term hereof.

7.2 Premature Termination Generally. This Agreement may be terminated by either party at any time, without further notice, in the event that the other party materially breaches any of its obligations under this Agreement and fails or refuses to cure such breach(es) within forty-five (45) days after written notice thereof from the party adversely affected (or, if such breach is not susceptible of cure within such 45-day period, such party fails to initiate the cure within such 45-day period and thereafter diligently prosecute the cure to completion as promptly as reasonably possible).

7.3 Effect of Expiration or Termination. Neither expiration nor termination of this Agreement shall affect the rights or responsibilities of the parties hereunder that by their terms or their nature should survive the term of this Agreement, or that relate to Products or Parts sold by Supplier during the term of this Agreement.

7.4 Compensation or Reimbursement for Expiration or Termination. Neither party shall be entitled to any compensation or reimbursement for inability to recoup any investment made in connection with performance under this Agreement, loss of prospective profits or anticipated sales or other losses occasioned by expiration or termination of this Agreement pursuant to its terms.

VIII. MISCELLANEOUS

8.1 Assignment. The rights and responsibilities of each of the parties under this Agreement may not be assigned, whether voluntarily or by operation of law, without the prior written consent of the other party; any assignment in violation of this Section 8.1 shall be void.

8.2 Notices. Notification required or permitted by this Agreement shall be deemed given only upon confirmation of receipt by facsimile or on the day following delivery to a courier whose contract requires delivery to the addressee within seventy-two hours, in either case addressed to the party to be given notice at the address to which that party has previously requested, by notice hereunder, that notices be sent or, if no such request has been made, as follows:

if to Manitou:

Manitou BF S.A.

ZI 430 route de l’Aubiniere

BP 249

F-44158 Ancenis cedex

France

    Attn: Marcel Claude Braud

fax no. 33 2 40 09 1703

if to Gehl:

Gehl Company

143 Water Street

West Bend, Wisconsin, U.S. 53095

fax no. 262-334-6603

    Attn: General Counsel

8.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties, superseding all prior oral or written representations, negotiations, understandings and agreements on the subject matter hereof; and there are no conditions to this Agreement which are not expressed herein.

8.4 Amendments. This Agreement may be amended only by a writing signed by both Manitou and Gehl.

8.5 Joint and Several Liability. The obligations of Manitou France and Manitou N.A. under this Agreement shall be joint and several.

8.6 Disclosure of Relationship. The terms and conditions of this Agreement, as well as the fact that the parties are doing business with each other, are confidential. No disclosure thereof shall be made without the prior approval of both parties, except by either party to its advisors in connection with the performance and enforcement of this Agreement, and except as otherwise required by applicable law.

8.7 Governing Law. This Agreement, and all purchases of Products pursuant hereto, shall be governed by, subject to and construed in accordance with the laws, without reference to principles of conflicts of laws, of the State of Wisconsin, U.S., AND SHALL NOT BE GOVERNED BY THE 1980 UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS.

8.8 Mediation of Disputes. In the event that any party hereto perceives there to be any dispute among the parties arising out of or in connection with the negotiation, interpretation, performance or non-performance of this Agreement or any of its terms, the party perceiving the dispute shall first give written notice thereof (in reasonable detail) to the others pursuant to Section 8.2 above, and to any extent that such dispute is not resolved within thirty (30) days after the giving of such notice, during which period the parties agree to negotiate in good faith in an effort to resolve such dispute, the dispute shall be submitted to mediation before any party resorts to litigation of any kind. Mediation is a voluntary dispute resolution process in which the parties to the dispute meet with an impartial person, called a mediator, who would help to resolve the dispute informally and confidentially. Mediators facilitate the resolution of disputes but cannot impose binding decisions, as the parties to the dispute must agree before any settlement between them is binding. If the need for mediation arises, the parties to the dispute shall choose a mutually acceptable mediator and shall share the costs of the mediation services equally. The mediator shall be a lawyer familiar with business transactions of the type contemplated in this Agreement who shall not have been previously employed by or affiliated with any of the parties hereto. The mediation shall occur at or reasonably adjacent to the offices (in the U.S.) of either Gehl or Manitou, and the party hosting (or having offices most adjacent to the site of) the mediation shall bear one-half (1/2) of the reasonable travel expenses of not more than three representatives/counsel of the other party. If the parties cannot agree as to which of them shall host the mediation, the right to host the mediation shall be determined by the last digit of the closing value of the Dow Jones Industrial Average (as reflected in The Wall Street Journal) on the second trading day following the day on which the notice of dispute is deemed given under Section 8.2 above; if such last digit is even, Manitou shall have the right to host, and if such digit is odd, Gehl shall have such right. The parties agree to participate in the mediation process for at least sixty (60) days following the engagement of a mediator.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written, by their undersigned, duly authorized agents.

MANITOU BF S.A.		GEHL COMPANY
(“Manitou France”/“Manitou”)		(“Gehl”)

By:	/s/ Marcel Claude Braud	By:	/s/ William D. Gehl
type name	Marcel Claude Braud	type name	William D. Gehl
title	President du Directoire	title	Chairman & CEO

MANITOU NORTH AMERICA INC.
(“Manitou N.A.”/“Manitou”)

By:	/s/ Serge Bosche
type name	Serge Bosche
title	President